Exhibit 99.1

21Vianet Group, Inc. Announces Change in Leadership Team

BEIJING, January 9, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that Mr. Terry Wang, its Chief Financial Officer (CFO), has decided to resign due to personal reasons, effective immediately. Mr. Wang will serve as an advisor to the Company and facilitate a smooth CFO transition. Mr. Wang has served as the Company’s CFO since June 2015. The Company also announced that Ms. Sharon Xiao Liu will succeed Mr. Wang as CFO of 21Vianet.

Ms. Liu will be undertaking the Company’s finance, legal, internal controls, merger and acquisitions, capital markets, and investor relations responsibilities. Ms. Liu currently serves as the Company’s vice president of finance, primarily responsible for finance-related matters in the Company’s hosting and related services business. Ms. Liu joined 21Vianet in October 2010, and was previously responsible for pre- and post-IPO finance matters, investor relations, financial reporting, FP&A, and financial BP. Prior to joining 21Vianet, Ms. Liu was a manager at KPMG China in its audit division since 2003. Ms. Liu is a Certified Public Accountant (CPA) in the state of North Dakota. Ms. Liu received a dual Bachelor’s degree in economics and law from Peking University.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated: “I would like to welcome Sharon as 21Vianet’s new CFO. Having been with the Company for over 7 years, she has deep knowledge about 21Vianet and the data center industry. Her broad financial experience as well as her rich experience as part of the senior management team make her an ideal candidate for the CFO position, and will also ensure a seamless transition. Having worked with her extensively since joining the Company, I am confident that Sharon is capable of handling her new role and responsibilities.” Mr. Zhang further stated, “This change did not arise from any issues involving the Company’s financial results, business practices, internal controls, or financial reporting.”

“Furthermore, I would like to thank Terry for his contributions over the past few years. I appreciate his dedication to 21Vianet, as his leadership played a pivotal part in the Company’s reorganization and turnaround. We wish him nothing but the best in the future,” added Mr. Zhang.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com